SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM U-6B-2

________________________

Certificate of Notification

Filed by a registered holding company or subsidiary thereof

pursuant to Rule U-20-(d) or U-47 adopted under

the Public Utility Holding Company Act of 1935

Certificate is filed by: THE POTOMAC EDISON COMPANY

This certificate is notice that the above-named company has issued, renewed, or guaranteed the security or securities described herein which issue, renewal, or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

1.	Type of security or securities * (“draft,” “promissory note”).
Secured Debt Securities

2.	Issue, renewal, or guaranty. (Indicate nature of transaction by stating)
Issue

3.	Principal amount of each security.
Aggregate issuance of $145,000,000 in denominations of $1,000

4.	Rate of interest per annum of each security.
5-1/8%

5.	Date of issue, renewal or guaranty of each security.
August 15, 2005

6.	If renewal of security, give date of original issuance.
Not applicable

7.	Date of maturity of each security. (In the case of demand notes, indicate “on demand.”)
August 15, 2015

8.	Name of the person to whom each security was issued, renewed, or guaranteed.
Credit Suisse First Boston LLC; Banc of America Securities LLC

9.	Collateral given with each security, if any.
First priority lien on substantially all real estate, transmissions and distribution systems and franchises now owned by The Potomac Edison Company or that may be owned in the future

10.	Consideration received for each security.
$142,694,500 in the aggregate

11.	Application of proceeds of each security.

For funding the redemption of $65 million of 7-3/4% First Mortgage Bonds due 2025 and $80 million of 7-5/8% First Mortgage Bonds due 2025; pending application of proceeds, The Potomac Edison Company may make short-term cash or cash equivalent investments.

12.	Indicate by a check after the applicable statement below whether the issue, renewal, or guaranty of each security was exempt from the provisions of Section 6(a) because of:
a. the provisions contained in the first sentence of Section 6(b). ___________

b. the provisions contained the fourth sentence of Section 6(b). ___________

c. the provisions contained in any rule of the Commission other than Rule 48._____X______

(If reporting for more than one security, insert the identifying symbol after the applicable statement.)

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value**of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).

Not applicable

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule 48, designate the rule under which exemption is claimed.
Rule 52

POTOMAC EDISON COMPANY
(name of company)

Dated: August 18, 2005	By:	/s/ Suzanne C. Lewis
	Name:	Suzanne C. Lewis
	Title:	Treasurer

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